Exhibit 4.1

This statement references the shares of Common Stock, $0.10 par value per share (“Common Stock”), of CSS Industries, Inc., a Delaware corporation (the “Company”). The Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed on the New York Stock Exchange, Inc.

The Company’s authorized capital stock consists of 25,000,000 shares of Common Stock and 1,029,036 shares of preferred stock. The board of directors of the Company may, without further action by the shareholders, issue one or more series of preferred stock, and each share of preferred stock shall have such voting powers and shall be issued in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted by the board of directors of the Company. Because the terms of the preferred stock may be fixed by the board of directors of the Company without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed take-over of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances this could have the effect of decreasing the market price of the Common Stock. No preferred stock of the Company is presently outstanding nor has the board of directors of the Company fixed the terms of any preferred stock to be issued in the future.

The outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, may not cumulate votes in the election of directors and have no preemptive rights to subscribe to additional issues. The Common Stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions. Holders of Common Stock share pro rata in any dividends declared by the board of directors of the Company on such shares, and holders of Common Stock share pro rata in the net assets of the Company after payment of all liabilities, subject to prior distribution rights of the holders of the Company’s preferred stock, if any, then outstanding.

The Company is not subject to the provisions of Section 203 of the Delaware General Corporation Law.

As of May 28, 2019, there were 8,837,238 shares of Common Stock issued and outstanding.